Exhibit 99.1

CANAGOLD RESOURCES LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Canagold Announces Initial 2021 Drill Results From New Polaris Project
Including 24.2 gpt Gold over 6.6 m and 15.8 gpt Gold Over 13.0 m
____________________________________________________________________

Vancouver, Canada - July 6, 2021 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) announces initial high-grade gold assay results from the first three diamond drill holes of the 24,000 meter (m), 47-hole drill program currently underway at its 100% owned New Polaris Gold project in northwestern British Columbia, located 100 kilometers (km) south of Atlin and 60 km northeast of Juneau, Alaska. New Polaris lies within the Taku River Tlingit First Nations traditional territory. Canagold is committed to providing employment and business opportunities that help support the local economies in the vicinity of its exploration projects. The focus of the drill program is the C West Main vein system which hosts a major part of the gold resources.

Highlights

●
12.0 grams per tonne (gpt) gold (Au) over 3.0 meters (m) in hole 21-1737E1
●
24.2 gpt Au over 6.6 m in hole 21-1783E1
●
15.8 gpt Au over 13.0 m in hole 21-1783E2
Including:
●
25.6 gpt Au over 6.3 m, and
●
20.4 gpt Au over 2.0 m

Scott Eldridge, CEO and Director, remarked, “We are very encouraged by the initial drill results of our 2021 drill program at New Polaris. The first three holes returned stronger than anticipated results, with multiple intercepts returning grades up to 2 ½ times higher than the average grade of our indicated and inferred resources, and true widths above our 3m average mining width from the 2019 PEA. These early results should have a meaningful impact on the resource and demonstrate that the size and confidence are both increasing at New Polaris.”

Drilling commenced in late May, with the first eight diamond drill core holes now complete, of which the first three have been assayed, out of the planned 47-hole, 24,000 m program. The drill holes intercepted the mineralized zone within meters of the anticipated intersection depth which emphasizes the consistency of the mineralization from hole to hole.

All the samples collected from the mineralized zone in these holes have been submitted to the ALS Geochemistry lab in Whitehorse, YT for gold analysis. Detailed information for the three drill holes and the sample assay results and mineralized intercepts are provided in Table 1 and Table 2 below. The collar locations of the three holes in relation to other drill holes of the infill program are shown on the Drill Hole Location Map and the mineralized intercepts relative to previous drilling on Section 1775mE.

Results from the remaining 44 holes to be drilled in this program will be released every few weeks as they become available throughout the summer and fall.

Infill Holes to Upgrade Inferred Resources to Indicated Resources

The program is designed to primarily in-fill drill the Inferred category areas of the C West Main vein system and to explore the down-plunge potential 200 to 250 m below the 600 m depth of the currently defined resources. The infill drill holes range in depth from 300 to 650 m and are designed to provide greater density of drill intercepts (20 – 25 m spacing) in areas of Inferred resources between 150 and 600 m below surface. The improved drill density will be used to upgrade parts of the resource categorized as Inferred in the 2019 Preliminary Economic Assessment (“PEA”)* to the Indicated Resource category for inclusion in a future feasibility study.

Exploration Holes to Test Down Plunge Potential and Expand Mineralized Zone

Two deeper exploration holes of approximately 1,000 m in length will be drilled as part of the program to test between 200 to 250 m down plunge of the modeled extent to the gold mineralization. These will be the deepest holes drilled on the project to date and the results will serve to guide the design of future drill programs. Typically, mesothermal gold systems continue for depths far exceeding the current 600 m depth of New Polaris (similar high grade gold mineralization at Red Lake, ON for example has been mined to depths of more than 2,200 m.).

*The New Polaris resource is contained within a preliminary economic assessment (“PEA”) report which was prepared by Moose Mountain Technical Services in the format prescribed by NI43-101 Standards of Disclosure for Mineral Projects, and filed on Sedar April 18, 2019.

New Polaris Overview

Canagold’s flagship asset is the 100% owned New Polaris Gold Mine project located in northwestern British Columbia about 100 kilometers south of Atlin, BC and 60 kilometers northeast of Juneau, Alaska. The property consists of 61 contiguous Crown-granted mineral claims and one modified grid claim covering 850 hectares.

The New Polaris gold deposit is an early Tertiary, mesothermal gold-bearing vein system occupying shear zones cross-cutting late Paleozoic andesitic volcanic rocks. It was mined by underground methods from 1938 to 1942, and from 1946 to early 1951, producing approximately 245,000 oz gold from 740,000 tonnes of ore at an average grade of 10.3 gpt gold. Three main veins (“AB, C and Y”) were mined to a maximum depth of 150 m and have been traced by drilling for up to 1,000 m along strike and up to 800 m down dip, still open for expansion. The gold occurs dominantly in finely disseminated arsenopyrite within the quartz-carbonate stock-work veins and altered wall-rocks. Individual mineralized zones extend for up to 250 meters in length and up to 14 meters in width, though mineralized widths more commonly range from 2 to 5 meters.

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

Drill Core Sampling and Quality Assurance – Quality Control Program

Drill core is geologically logged to identify the gold mineralized zones that are allocated unique sample number tickets and marked for cutting using a purpose-built diamond blade rock saw. Half core samples are collected in labelled bags and the other half remains in the original core box stored on site. Quality control (QC) samples including certified reference material standards, blanks and duplicates are inserted into the sample sequence at intervals of one in ten on a rotating basis to monitor laboratory performance and provide quality assurance (QA) of the assay results. Several sample bags are transported together in rice bags with unique numbered security tags attached and labelled with Company and lab contact information to ensure sample security and chain of custody during shipment to the lab.

The samples are submitted to the ALS Geochemistry lab in Whitehorse, YT for preparation and assaying. The entire sample is crushed to 70% passing -2 millimeters and a 250 gram aliquot is split and pulverized to 85% passing -75 microns. Analysis for gold is by 30 gram fire assay and gravimetric finish. A suite of 30 other elements including arsenic, antimony, sulfur and iron are analyzed by aqua-regia digestion Inductively Coupled Plasma Atomic Emission Spectroscopy (ICP-AES). ALS Canada Ltd. is accredited by the Standards Council of Canada and is an ISO/IEC 9001:2015 and 17025:2017 certified analytical laboratory in North America.

"Scott Eldridge”
____________________

Scott Eldridge, Chief Executive Officer
CANAGOLD RESOURCES LTD.

About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

For More Information - Please contact: Scott Eldridge, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Cell: (604) 722-5381
Email: scott@canagoldresources.com Website: www.canagoldresources.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the future performance of Canagold, and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Table 1: Drill Hole Collar Information

Hole ID	Mine East	Mine North	Elevation	Dip	Azimuth	Final Depth
21-1737E1	1744.1m	598.7m	18.6m	-72°	355°	494m
21-1783E1	1779.7m	693.0m	17.6m	-72°	355°	364m
21-1783E2	1779.7m	693.0m	17.6m	-80°	357°	429m

Table 2: Drill Core Sample Results Details

Hole ID	From (m)	To (m)	Length (m) [True Width]	Au gpt
21-1737E1	441.6	442.6	1.0	32.80
21-1737E1	442.6	443.6	1.0	1.00
21-1737E1	443.6	444.6	1.0	2.28
21-1737E1	441.6	444.6	3.0 [2.3]	12.0
21-1783E1	323.0	323.9	0.9	11.90
21-1783E1	323.9	324.2	0.3	15.15
21-1783E1	324.2	324.6	0.4	37.30
21-1783E1	324.6	325.1	0.6	27.60
21-1783E1	325.1	326.0	0.9	33.90
21-1783E1	326.0	326.3	0.3	60.20
21-1783E1	326.3	326.6	0.3	34.20
21-1783E1	326.6	327.0	0.4	32.90
21-1783E1	327.0	328.0	1.0	0.07
21-1783E1	328.0	328.5	0.5	12.90
21-1783E1	328.5	328.8	0.3	25.30
21-1783E1	328.8	329.2	0.4	33.80
21-1783E1	329.2	329.6	0.4	38.10
21-1783E1	323.0	329.6	6.6 [5.4]	24.2
21-1783E2	378.0	379.0	1.0	2.28
21-1783E2	379.0	379.5	0.5	3.38
21-1783E2	379.5	380.0	0.5	18.00
21-1783E2	380.0	380.5	0.5	21.10
21-1783E2	380.5	381.1	0.6	36.50
21-1783E2	381.1	381.8	0.7	6.31
21-1783E2	381.8	382.2	0.4	40.20
21-1783E2	382.2	383.1	0.9	19.60
21-1783E2	383.1	383.9	0.8	50.10
21-1783E2	383.9	384.2	0.3	19.80
21-1783E2	384.2	384.8	0.6	35.30
21-1783E2	384.8	385.8	1.0	14.40
21-1783E2	385.8	387.0	1.2	0.025
21-1783E2	387.0	389.0	2.0	0.025
21-1783E2	389.0	391.0	2.0	20.40
21-1783E2	378.0	391.0	13.0 [9.5]	15.8

Composites were calculated from length weighted Au sample interval results. Grade capping and cut-off have not been applied.